Filed by Oaktree Specialty Lending Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Oaktree Strategic Income Corporation

File No. of Related Registration Statement: 333-250891

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 4, 2021

Oaktree Specialty Lending Corporation

(Exact name of registrant as specified in its charter)

Delaware	814-00755	26-1219283
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

333 South Grand Avenue, 28th Floor Los Angeles, CA	90071
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (213) 830-6300

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	OCSL	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging Growth Company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02.	Results of Operations and Financial Condition.

On February 4, 2021, Oaktree Specialty Lending Corporation (the “Company”) issued a press release announcing its financial results for the fiscal quarter ended December 31, 2020. A copy of the press release is attached hereto as Exhibit 99.1.

On February 4, 2021, the Company will host a conference call to discuss its financial results for the fiscal quarter ended December 31, 2020. In connection therewith, the Company provided an investor presentation on its website at http://www.oaktreespecialtylending.com. A copy of the investor presentation is attached hereto as Exhibit 99.2.

The information disclosed under this Item 2.02, including Exhibits 99.1 and 99.2 hereto, is being “furnished” and is not deemed “filed” by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor is it deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press release of Oaktree Specialty Lending Corporation dated February 4, 2021

99.2	Oaktree Specialty Lending Corporation First Quarter 2021 Earnings Presentation

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OAKTREE SPECIALTY LENDING CORPORATION

Date: February 4, 2021	By:	/s/ Mel Carlisle
Name: Mel Carlisle
Title: Chief Financial Officer and Treasurer

Exhibit 99.1

Oaktree Specialty Lending Corporation Announces First Fiscal Quarter 2021 Financial Results

and Declares Increased Distribution of $0.12 Per Share

LOS ANGELES, CA, February 4, 2021—Oaktree Specialty Lending Corporation (NASDAQ: OCSL) (“Oaktree Specialty Lending” or the “Company”), a specialty finance company, today announced its financial results for the fiscal quarter ended December 31, 2020.

Financial Highlights for the Quarter Ended December 31, 2020

•

Total investment income was $38.2 million ($0.27 per share) for the first fiscal quarter of 2021, as compared with $43.6 million ($0.31 per share) for the fourth fiscal quarter of 2020. The decrease in investment income for the quarter was primarily driven by lower one-time make-whole interest income from investments that were prepaid in the fourth fiscal quarter of 2020.

•

GAAP net investment income was $10.0 million ($0.07 per share) for the first fiscal quarter of 2021, as compared with $24.5 million ($0.17 per share) for the fourth fiscal quarter of 2020. The decrease was primarily due to lower investment income and higher accrued Part II incentive fees.

•

Adjusted net investment income was $19.6 million ($0.14 per share) for the first fiscal quarter of 2021, as compared with $24.5 million ($0.17 per share) for the fourth fiscal quarter of 2020. The decrease in adjusted net investment income for the quarter was primarily driven by lower investment income.

•

Net asset value (“NAV”) per share was $6.85 as of December 31, 2020, up 5% from $6.49 as of September 30, 2020. The increase was primarily driven by realized gains resulting from the exit of an investment previously on non-accrual status and unrealized gains on debt investments.

•

Originated $286.3 million of new investment commitments and received $160.7 million of proceeds from prepayments, exits, other paydowns and sales during the quarter ended December 31, 2020. Of these new investment commitments, 68.6% were first lien loans and 31.4% were second lien loans. The weighted average yield on new debt investments was 8.7%.

•	Total debt outstanding was $700.0 million as of December 31, 2020. The total debt to equity ratio was 0.73x, and the net debt to equity ratio was 0.70x, after adjusting for cash and cash equivalents.

•

Liquidity as of December 31, 2020 was composed of $24.2 million of unrestricted cash and cash equivalents and $400.0 million of undrawn capacity under the credit facility (subject to borrowing base and other limitations). Unfunded investment commitments were $197.6 million, with approximately $149.8 million that can be drawn immediately as the remaining amount is subject to certain milestones that must be met by portfolio companies.

•

A quarterly cash distribution was declared of $0.12 per share, an increase of 9% from the prior quarter and the third consecutive quarterly distribution increase. The distribution will be paid in cash and is payable on March 31, 2021 to stockholders of record on March 15, 2021.

Armen Panossian, Chief Executive Officer and Chief Investment Officer, said, “OCSL reported another quarter of strong financial results and portfolio performance. NAV grew by more than 5% sequentially to $6.85 per share, exceeding the pre-pandemic level of $6.61 per share at December 31, 2019. The increase was primarily driven by continued strong portfolio company performance and the favorable realization of a non-core investment that was previously on non-accrual. Earnings were solid at $0.14 per share, as our opportunistic investment activity in the wake of the pandemic and progress in rotating the portfolio into higher yielding, proprietary investments continue to favorably impact results. Recognizing this ongoing strong performance, the Board of Directors announced a dividend increase to $0.12 per share, up 26% from one year ago and marking the third consecutive quarter with a dividend increase. Looking ahead, we believe our high-quality investment portfolio with an improved yield profile is well-positioned to deliver continued attractive risk-adjusted returns to our shareholders.”

Distribution Declaration

The Board of Directors declared a quarterly distribution of $0.12 per share, an increase of 9%, or $0.01 per share, from the prior quarter, and the third consecutive quarterly distribution increase, payable on March 31, 2021 to stockholders of record on March 15, 2021.

Distributions are paid primarily from distributable (taxable) income. To the extent taxable earnings for a fiscal taxable year fall below the total amount of distributions for that fiscal year, a portion of those distributions may be deemed a return of capital to the Company’s stockholders.

Results of Operations

	For the three months ended
($ in thousands, except per share data)	December 31, 2020 (unaudited)	September 30, 2020 (unaudited)	December 31, 2019 (unaudited)
GAAP operating results:
Interest income	$31,633	$37,153	$28,405
PIK interest income	3,089	2,573	1,161
Fee income	3,352	3,571	1,071
Dividend income	130	302	323

Total investment income	38,204	43,599	30,960
Net expenses	28,186	19,054	23,124

Net investment income	10,018	24,545	7,836
Net realized and unrealized gains (losses), net of taxes	55,526	46,072	6,007

Net increase (decrease) in net assets resulting from operations	$65,544	$70,617	$13,843

Net investment income per common share	$0.07	$0.17	$0.06
Net realized and unrealized gains (losses), net of taxes per common share	$0.39	$0.33	$0.04
Earnings (loss) per common share — basic and diluted	$0.46	$0.50	$0.10
Non-GAAP Financial Measures[1]:
Adjusted net investment income	$19,558	$24,545	$14,087
Adjusted net investment income per common share	$0.14	$0.17	$0.10

[1]

See Non-GAAP Financial Measures — Adjusted Net Investment Income below for a description of this non-GAAP measure and a reconciliation from net investment income to adjusted net investment income, including on a weighted-average per share basis. The Company’s management uses this non-GAAP financial measure internally to analyze and evaluate financial results and performance and believes that this non-GAAP financial measure is useful to investors as an additional tool to evaluate ongoing results and trends for the Company without giving effect to capital gains incentive fees. The presentation of adjusted net investment income is not intended to be a substitute for financial results prepared in accordance with GAAP and should not be considered in isolation.

	As of
($ in thousands, except per share data and ratios)	December 31, 2020 (unaudited)	September 30, 2020
Select balance sheet and other data:
Cash and cash equivalents	$24,234	$39,096
Investment portfolio at fair value	1,712,324	1,573,851
Total debt outstanding (net of unamortized financing costs)	694,827	709,315
Net assets	964,917	914,879
Net asset value per share	6.85	6.49
Total debt to equity ratio	0.73x	0.78x
Net debt to equity ratio	0.70x	0.74x

Total investment income for the quarter ended December 31, 2020 was $38.2 million and included $31.6 million of interest income from portfolio investments, $3.1 million of payment-in-kind (“PIK”) interest income, $3.4 million of fee income and $0.1 million of dividend income. Total investment income decreased by $5.4 million as compared to the quarter ended September 30, 2020, primarily driven by lower one-time make-whole interest income and OID acceleration from investments that were exited in the fourth fiscal quarter of 2020.

Net expenses for the quarter totaled $28.2 million, up $9.1 million from the quarter ended September 30, 2020. The increase in net expenses was primarily due to higher accrued Part II incentive fees.

Adjusted net investment income was $19.6 million ($0.14 per share) for the the quarter ended December 31, 2020, down from $24.5 million ($0.17 per share) for the quarter ended September 30, 2020, primarily driven by lower investment income and higher management fees due to a larger investment portfolio.

Net realized and unrealized gains, net of taxes, were $55.5 million for the quarter and were primarily driven by gains resulting from the realization of an investment previously on non-accrual status and unrealized gains resulting from price increases on liquid debt investments and the impact of tighter credit spreads on private debt investment valuations.

Portfolio and Investment Activity

	As of
($ in thousands)	December 31, 2020 (unaudited)	September 30, 2020 (unaudited)	December 31, 2019 (unaudited)
Investments at fair value	$1,712,324	$1,573,851	$1,467,627
Number of portfolio companies	115	113	106
Average portfolio company debt size	$16,200	$15,800	$15,300
Asset class:
Senior secured debt	85.7%	84.1%	79.5%
Unsecured debt	3.1%	4.2%	4.8%
Equity	3.8%	4.1%	6.7%
SLF JV I	7.3%	7.5%	8.8%
Limited partnership interests	0.1%	0.2%	0.2%
Non-accrual debt investments:
Non-accrual investments at fair value	$470	$1,571	$461
Non-accrual investments as a percentage of debt investments	—%	0.1%	—%
Number of investments on non-accrual	1	2	3
Interest rate type:
Percentage floating-rate	88.8%	88.3%	90.6%
Percentage fixed-rate	11.2%	11.7%	9.4%
Yields:
Weighted average yield on debt investments[1]	8.5%	8.3%	8.6%
Cash component of weighted average yield on debt investments	7.2%	7.0%	7.8%
Weighted average yield on total portfolio investments[2]	8.0%	7.8%	7.9%
Investment activity:
New investment commitments	$286,300	$148,500	$134,200
New funded investment activity[3]	$241,500	$146,300	$136,200
Proceeds from prepayments, exits, other paydowns and sales	$160,700	$184,200	$97,000
Net new investments[4]	$80,800	$(37,900)	$39,200
Number of new investment commitments in new portfolio companies	14	8	9
Number of new investment commitments in existing portfolio companies	7	3	4
Number of portfolio company exits	12	12	7

[1]	Annual stated yield earned plus net annual amortization of OID or premium earned on accruing investments, including the Company’s share of the return on debt investments in the SLF JV I.
[2]

Annual stated yield earned plus net annual amortization of OID or premium earned on accruing investments and dividend income, including the Company’s share of the return on debt investments in the SLF JV I.

[3]	New funded investment activity includes drawdowns on existing revolver and delayed draw term loan commitments.
[4]	Net new investments consists of new funded investment activity less proceeds from prepayments, exits, other paydowns and sales.

As of December 31, 2020, the fair value of the investment portfolio was $1.7 billion and was composed of investments in 115 companies. These included debt investments in 94 companies, equity investments in 33 companies, including our limited partnership interests in two private equity funds, and the Company’s investment in Senior Loan Fund JV I, LLC (“SLF JV I”). 13 of the equity investments were in companies in which the Company also had a debt investment.

As of December 31, 2020, 94.4% of the Company’s portfolio at fair value consisted of debt investments, including 60.3% of first lien loans, 25.4% of second lien loans and 8.7% of unsecured debt investments, including the debt investments in SLF JV I. This compared to 62.3% of first lien loans, 21.7% of second lien loans and 10.3% of unsecured debt investments, including the debt investments in SLF JV I at fair value as of September 30, 2020.

As of December 31, 2020, there was one investment on non-accrual status, which represented less than 0.1% of the debt portfolio at cost and fair value. During the quarter ended December 31, 2020, the Company exited one investment that was previously on non-accrual and realized a full par recovery.

The Company’s investments in SLF JV I totaled $125.5 million at fair value as of December 31, 2020, up 7% from $117.4 million as of September 30, 2020. The increase in the value of the Company’s investments in SLF JV I was primarily driven by continued unrealized appreciation in the underlying investment portfolio resulting from the improvement in broader credit market conditions during the quarter.

As of December 31, 2020, SLF JV I had $341.2 million in assets, including senior secured loans to 56 portfolio companies. This compared to $313.5 million in assets, including senior secured loans to 56 portfolio companies, as of September 30, 2020. As of December 31, 2020, one investment held by SLF JV I was on non-accrual status, which represented 0.7% of the SLF JV I portfolio at cost and 0.6% at fair value, respectively. SLF JV I generated income of $1.8 million for the Company during the quarter ended December 31, 2020, flat as compared to $1.8 million in the prior quarter. As of December 31, 2020, SLF JV I had $49.6 million of undrawn capacity (subject to borrowing base and other limitations) on its $225 million senior revolving credit facility, and its debt to equity ratio was 1.2x.

Liquidity and Capital Resources

As of December 31, 2020, the Company had total principal value of debt outstanding of $700.0 million, including $400.0 million of outstanding borrowings under the revolving credit facility and $300.0 million of the 3.500% Notes due 2025. The funding mix was composed of 57% secured and 43% unsecured borrowings as of December 31, 2020. The Company has no near-term debt maturities, as the next scheduled maturity is for the revolving credit facility in February 2024. The Company was in compliance with all financial covenants under its credit facility as of December 31, 2020.

On October 28, 2020, the Company entered into an incremental commitment and assumption agreement in connection with the Company’s exercise of $75 million of the accordion feature under the credit facility. On December 28, 2020, the Company entered into an incremental commitment agreement pursuant to which a lender under the credit facility increased its commitment amount under the credit facility by $25 million. As a result of such agreements, as of December 31, 2020, the size of the credit facility was $800 million.

As of December 31, 2020, the Company had $24.2 million of unrestricted cash and cash equivalents and $400.0 million of undrawn capacity on its credit facility (subject to borrowing base and other limitations). Unfunded investment commitments were $197.6 million as of December 31, 2020, with approximately $149.8 million that can be drawn immediately as the remaining amount is subject to certain milestones that must be met by portfolio companies. The Company has analyzed cash and cash equivalents, availability under its credit facility, the ability to rotate out of certain assets and amounts of unfunded commitments that could be drawn and believe its liquidity and capital resources are sufficient to take advantage of market opportunities in the current economic climate.

As of December 31, 2020, the weighted average interest rate on debt outstanding was 2.7%, flat as compared to September 30, 2020.

The Company’s total debt to equity ratio was 0.73x and 0.78x as of December 31, 2020 and September 30, 2020, respectively. The Company’s net debt to equity ratio was 0.70x and 0.74x as of December 31, 2020 and September 30, 2020, respectively.

Recent Developments

Merger Update

On January 19, 2021, the Company filed an amended registration statement on Form N-14, which included a joint proxy statement of the Company and OCSI and the Company’s prospectus. The registration statement on Form N-14 was declared effective by the SEC on January 21, 2021. On January 21, 2021, the Company filed its final joint proxy statement/prospectus with the SEC, which was mailed on or about January 21, 2021 to the Company’s stockholders of record as of January 19, 2021. The Company’s annual meeting of stockholders and OCSI’s special meeting of stockholders are both scheduled for March 15, 2021 to vote on the matters described in the joint proxy statement/prospectus as required by the Merger Agreement.

The transaction is expected to close soon after the meetings of stockholders in March 2021, subject to stockholder approval and other customary closing conditions.

Non-GAAP Financial Measures

Adjusted Net Investment Income

On a supplemental basis, the Company is disclosing adjusted net investment income and per share adjusted net investment income, each of which is a financial measure that is calculated and presented on a basis of methodology other than in accordance with U.S. GAAP (“non-GAAP”). Adjusted net investment income represents net investment income, excluding capital gains incentive fees (“Part II incentive fee”). The Company’s management uses this non-GAAP financial measure internally to analyze and evaluate financial results and performance and believes that this non-GAAP financial measure is useful to investors as an additional tool to evaluate ongoing results and trends for the Company without giving effect to capital gains incentive fees. The Company’s investment advisory agreement provides that a capital gains-based incentive fee is determined and paid annually with respect to realized capital gains (but not unrealized capital appreciation) to the extent such realized capital gains exceed realized capital losses and unrealized capital depreciation on a cumulative basis. Refer to Note 11 – Related Party Transactions in the Company’s Quarterly Report on Form 10-Q for further discussion. The Company believes that adjusted net investment income is a useful performance measure because it reflects the net investment income produced on the Company’s investments during a period without giving effect to any changes in the value of such investments and any related capital gains incentive fees between periods. The presentation of adjusted net investment income is not intended to be a substitute for financial results prepared in accordance with GAAP and should not be considered in isolation.

The following table provides a reconciliation of net investment income (the most comparable U.S. GAAP measure) to adjusted net investment income for the periods presented:

	For the three months ended
	December 31, 2020 (unaudited)		September 30, 2020 (unaudited)		December 31, 2019 (unaudited)
($ in thousands, except per share data)	Amount	Per Share	Amount	Per Share	Amount	Per Share
GAAP net investment income	$10,018	$0.07	$24,545	$0.17	$7,836	$0.06
Part II incentive fee (net of waivers)	9,540	0.07	—	—	6,251	0.04

Adjusted net investment income	$19,558	$0.14	$24,545	$0.17	$14,087	$0.10

Conference Call Information

Oaktree Specialty Lending will host a conference call to discuss its first fiscal quarter 2021 results at 11:00 a.m. Eastern Time / 8:00 a.m. Pacific Time on February 4, 2021. The conference call may be accessed by dialing (877) 507-3275 (U.S. callers) or +1 (412) 317-5238 (non-U.S. callers), participant password “Oaktree Specialty Lending.” Alternatively, a live webcast of the conference call can be accessed on Oaktree Specialty Lending’s website, www.oaktreespecialtylending.com. During the conference call, the Company intends to refer to an investor presentation that will be available on the Investors section of its website.

For those individuals unable to listen to the live broadcast of the conference call, a replay will be available on Oaktree Specialty Lending’s website, or by dialing (877) 344-7529 (U.S. callers) or +1 (412) 317-0088 (non-U.S. callers), access code 10151069, beginning approximately one hour after the broadcast.

About Oaktree Specialty Lending Corporation

Oaktree Specialty Lending Corporation (NASDAQ:OCSL) is a specialty finance company dedicated to providing customized one-stop credit solutions to companies with limited access to public or syndicated capital markets. The Company’s investment objective is to generate current income and capital appreciation by providing companies with flexible and innovative financing solutions including first and second lien loans, unsecured and mezzanine loans, and preferred equity. The Company is regulated as a business development company under the Investment Company Act of 1940, as amended, and is externally managed by Oaktree Fund Advisors, LLC, an affiliate of Oaktree Capital Management, L.P. For additional information, please visit Oaktree Specialty Lending’s website at www.oaktreespecialtylending.com.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition or the two-step merger of Oaktree Strategic Income Corporation (“OCSI”) with and into the Company (the “Mergers”). The forward-looking statements may include statements as to: future operating results of OCSI and the Company and distribution projections; business prospects of OCSI and the Company and the prospects of their portfolio companies; and the impact of the investments that OCSI and the Company expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of OCSI and the Company’s stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, (x) risks associated with possible disruption in the operations of OCSI and the Company or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in OCSI’s and the Company’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in OCSI’s and the Company’s publicly disseminated documents and filings. The Company has based the forward-looking statements included in this press release on information available to it on the date of this press release, and the Company assumes no obligation to update any such forward-looking statements. The Company undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that it may make directly to you or through reports that the Company in the future may file with the Securities and Exchange Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Contacts

Investor Relations:

Oaktree Specialty Lending Corporation

Michael Mosticchio

(212) 284-1900

ocsl-ir@oaktreecapital.com

Media Relations:

Financial Profiles, Inc.

Moira Conlon

(310) 478-2700

mediainquiries@oaktreecapital.com

Oaktree Specialty Lending Corporation

Consolidated Statements of Assets and Liabilities

(in thousands, except per share amounts)

	December 31, 2020 (unaudited)	September 30, 2020
ASSETS
Investments at fair value:
Control investments (cost December 31, 2020: $243,990; cost September 30, 020: $245,950)	$207,760	$201,385
Affiliate investments (cost December 31, 2020: $10,303; cost September 30, 2020: $7,551)	8,971	6,509
Non-control/Non-affiliate investments (cost December 31, 2020: $1,503,368; cost September 30, 2020: $1,415,669)	1,495,593	1,365,957

Total investments at fair value (cost December 31, 2020: $1,757,661; cost September 30, 2020: $1,669,170)	1,712,324	1,573,851
Cash and cash equivalents	24,234	39,096
Interest, dividends and fees receivable	8,999	6,935
Due from portfolio companies	2,093	2,725
Receivables from unsettled transactions	11,054	9,123
Deferred financing costs	5,840	5,947
Deferred offering costs	67	67
Deferred tax asset, net	1,122	847
Derivative assets at fair value	—	223
Other assets	28,170	1,898

Total assets	$1,793,903	$1,640,712

LIABILITIES AND NET ASSETS
Liabilities:
Accounts payable, accrued expenses and other liabilities	$2,442	$1,072
Base management fee and incentive fee payable	20,230	11,212
Due to affiliate	2,355	2,130
Interest payable	4,192	1,626
Payables from unsettled transactions	102,737	478
Derivative liability at fair value	2,203	—
Credit facility payable	400,025	414,825
Unsecured notes payable (net of $3,086 and $3,272 of unamortized financing costs as of December 31, 2020 and September 30, 2020, respectively)	294,802	294,490

Total liabilities	828,986	725,833

Commitments and contingencies
Net assets:
Common stock, $0.01 par value per share, 250,000 shares authorized; 140,961 shares issued and outstanding as of December 31, 2020 and September 30, 2020	1,409	1,409
Additional paid-in-capital	1,487,774	1,487,774
Accumulated overdistributed earnings	(524,266)	(574,304)

Total net assets (equivalent to $6.85 and $6.49 per common share as of December 31, 2020 and September 30, 2020, respectively)	964,917	914,879

Total liabilities and net assets	$1,793,903	$1,640,712

Oaktree Specialty Lending Corporation

Consolidated Statements of Operations

(in thousands, except per share amounts)

(unaudited)

	Three months ended December 31, 2020	Three months ended September 30, 2020	Three months ended December 31, 2019
Interest income:
Control investments	$2,343	$2,330	$2,551
Affiliate investments	105	88	114
Non-control/Non-affiliate investments	29,184	34,733	25,659
Interest on cash and cash equivalents	1	2	81

Total interest income	31,633	37,153	28,405

PIK interest income:
Non-control/Non-affiliate investments	3,089	2,573	1,161

Total PIK interest income	3,089	2,573	1,161

Fee income:
Control investments	15	15	6
Affiliate investments	5	5	5
Non-control/Non-affiliate investments	3,332	3,551	1,060

Total fee income	3,352	3,571	1,071

Dividend income:
Control investments	130	299	323
Non-control/Non-affiliate investments	—	3	—

Total dividend income	130	302	323

Total investment income	38,204	43,599	30,960

Expenses:
Base management fee	6,541	6,005	5,607
Part I incentive fee	4,149	5,206	2,988
Part II incentive fee	9,540	—	1,051
Professional fees	867	678	640
Directors fees	143	142	143
Interest expense	6,095	6,133	6,535
Administrator expense	333	330	428
General and administrative expenses	518	560	532

Total expenses	28,186	19,054	17,924
Reversal of fees waived	—	—	5,200

Net expenses	28,186	19,054	23,124

Net investment income	10,018	24,545	7,836

Unrealized appreciation (depreciation):
Control investments	8,335	10,117	1,997
Affiliate investments	(290)	76	(64)
Non-control/Non-affiliate investments	41,937	29,922	2,408
Foreign currency forward contracts	(2,426)	(647)	(1,462)

Net unrealized appreciation (depreciation)	47,556	39,468	2,879

Realized gains (losses):
Control investments	—	(4,932)	—
Non-control/Non-affiliate investments	8,738	13,502	3,839
Foreign currency forward contracts	(523)	(2,123)	(551)

Net realized gains (losses)	8,215	6,447	3,288

Provision for income tax (expense) benefit	(245)	157	(160)

Net realized and unrealized gains (losses), net of taxes	55,526	46,072	6,007

Net increase (decrease) in net assets resulting from operations	$65,544	$70,617	$13,843

Net investment income per common share — basic and diluted	$0.07	$0.17	$0.06
Earnings (loss) per common share — basic and diluted	$0.46	$0.50	$0.10
Weighted average common shares outstanding — basic and diluted	140,961	140,961	140,961

First Quarter Fiscal Year 2021 Earnings Presentation February 4, 2021 Nasdaq: OCSL Exhibit 99.2

Forward Looking Statements Some of the statements in this presentation constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this presentation may include statements as to: our future operating results and distribution projections; the ability of Oaktree Fund Advisors, LLC (“Oaktree”) to reposition our portfolio and to implement Oaktree’s future plans with respect to our business; the ability of Oaktree and its affiliates to attract and retain highly talented professionals; our business prospects and the prospects of our portfolio companies; the impact of the investments that we expect to make; the ability of our portfolio companies to achieve their objectives; our expected financings and investments and additional leverage we may seek to incur in the future; the adequacy of our cash resources and working capital; the timing of cash flows, if any, from the operations of our portfolio companies; and the cost or potential outcome of any litigation to which we may be a party. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in our annual report on Form 10-K for the fiscal year ended September 30, 2020. Other factors that could cause actual results to differ materially include: changes or potential disruptions in our operations, the economy, financial markets or political environment; risks associated with possible disruption in our operations or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities) and conditions in our operating areas, particularly with respect to business development companies or regulated investment companies; general considerations associated with the COVID-19 pandemic; the ability of the parties to consummate the two-step merger (the “Mergers”) of Oaktree Strategic Income Corporation (“OCSI”) with and into OCSL on the expected timeline, or at all; the ability to realize the anticipated benefits of the Mergers; the effects of disruption on our business from the proposed Mergers; the combined company’s plans, expectations, objectives and intentions, as a result of the Mergers; any potential termination of the Merger Agreement; the actions of our stockholders or the stockholders of OCSI with respect to the proposals submitted for their approval in connection with the Mergers; and other considerations that may be disclosed from time to time in our publicly disseminated documents and filings. We have based the forward-looking statements included in this presentation on information available to us on the date of this presentation, and we assume no obligation to update any such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Additional Information and Where to Find It This communication relates to the Mergers, along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”). In connection with the Proposals, each of OCSL and OCSI has filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of OCSL and OCSI and a prospectus of OCSL (the “Joint Proxy Statement”). The Joint Proxy Statement was mailed to stockholders of OCSL and OCSI on or about January 21, 2021. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF OCSL AND OCSI ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OCSL, OCSI, THE MERGERS AND RELATED MATTERS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by OCSL, from OCSL’s website at http://www.oaktreespecialtylending.com, and, for documents filed by OCSI, from OCSI’s website at http://www.oaktreestrategicincome.com. Participants in the Solicitation OCSL and OCSI and their respective directors, certain of their respective executive officers and certain other members of management and employees of Oaktree Fund Advisors, LLC and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of OCSL and OCSI in connection with the Proposals. Information about the directors and executive officers of OCSL and OCSI is set forth in the Joint Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OCSL and OCSI stockholders in connection with the Mergers is contained in the Joint Proxy Statement and other relevant materials filed with the SEC. These documents may be obtained free of charge from the sources indicated above. No Offer or Solicitation This presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in OCSI, OCSL or in any fund or other investment vehicle managed by Oaktree or any of its affiliates. Unless otherwise indicated, data provided herein are dated as of December 31, 2020.

Highlights for the Quarter Ended December 31, 2020 Net Asset Value $6.85 per share, up 5% from $6.49 per share as of September 30, 2020 and up 4% from $6.61 per share as of December 31, 2019 Quarterly increase primarily due to unrealized gains on debt investments and gains resulting from the realization of a non-core investment previously on non-accrual status Adjusted Net Investment Income1 $0.14 per share as compared with $0.17 per share for the quarter ended September 30, 2020 and $0.10 per share for the quarter ended December 31, 2019 The decrease from the prior quarter was primarily driven by lower one-time make-whole interest income from investments that were prepaid in the quarter ended September 30, 2020; the annual increase was driven by an increase in the overall size of the portfolio and lower interest expense resulting from lower LIBOR and interest expense savings from the issuance of the 2025 Notes and the subsequent repayment of the 2024 Notes and 2028 Notes GAAP net investment income was $0.07 per share, down as compared with $0.17 per share for the quarter ended September 30, 2020 and up as compared with $0.06 per share for the quarter ended December 31, 2019 Dividend Declared a cash distribution of $0.12 per share, an increase of 26% from one year ago; third consecutive quarter with a distribution increase Distribution will be payable on March 31, 2021 to stockholders of record as of March 15, 2021 Investment Activity $286 million of new investment commitments; 8.7% weighted average yield on new debt investments $242 million of new investment fundings2 and received $161 million of proceeds from prepayments, exits, other paydowns and sales, which had a weighted average yield of 7.8% Investment Portfolio $1.7 billion at fair value diversified across 115 portfolio companies 8.5% weighted average yield on debt investments, up as compared with 8.3% as of September 30, 2020 0.03% non-accruals at fair value in one portfolio company as of December 31, 2020; exited one investment that was previously on non-accrual status during the quarter Capital Structure & Liquidity 0.73x total debt to equity ratio; 0.70x net debt to equity ratio Strong liquidity with $24 million of cash and $400 million of undrawn capacity on credit facility; $198 million of unfunded commitments, $150 million of which are eligible to be drawn3 1See page 21 for a description of this non-GAAP measure and a reconciliation from net investment income per share to adjusted net investment income per share. 2Includes $103 million of unsettled purchases. 3Approximately $47.8 million of unfunded commitments were ineligible to be immediately drawn due to certain milestones that must be met by portfolio companies.

Update on Pending Merger with OCSI OCSL – OCSI Merger Agreement Summary On October 28, 2020, the Company entered into an agreement to merge with OCSI, an affiliated business development company managed by Oaktree, with the Company as the surviving company Under the terms of the proposed merger, OCSI shareholders will receive an amount of the Company’s common stock with a NAV equal to the NAV of shares of OCSI common stock that they hold at the time of closing The combined company will trade under the ticker symbol “OCSL” on the Nasdaq Global Select Market Recent Developments On January 19, 2021, the Company filed an amended registration statement on Form N-14, which included a joint proxy statement of the Company and OCSI and the Company’s prospectus. On January 21, 2021, the registration statement was declared effective by the SEC and the Company filed its final joint proxy statement/prospectus with the SEC, which was mailed on or about January 21, 2021 to the Company’s stockholders of record as of January 19, 2021 The Company’s annual meeting of stockholders and OCSI’s special meeting of stockholders are both scheduled for March 15, 2021 to vote on the matters described in the joint proxy statement/prospectus as required by the Merger Agreement The transaction is expected to close soon after the meetings of stockholders in March 2021, subject to stockholder approval and other customary closing conditions

Portfolio Summary as of December 31, 2020 (As % of total portfolio at fair value; $ in millions) (As % of total portfolio at fair value) Portfolio Composition Top Ten Industries2,3 Portfolio Characteristics Note:Numbers may not sum due to rounding. 1Excludes negative EBITDA borrowers, investments in aviation subsidiaries, investments in structured products and recurring revenue software investments. 2Based on GICS sub-industry classification. 3Excludes multi-sector holdings, which is primarily composed of investments in Senior Loan Fund JV I LLC (“Kemper JV”), a joint venture that invests primarily in middle market and other corporate debt securities. $1.7 billion Total Investments 115 Portfolio Companies 8.5% Weighted Average Yield on Debt Investments $123 million Median Debt Portfolio Company EBITDA1 86% Senior Secured Debt Investments 0.03% Non-Accruals (At fair value)

Portfolio Diversity OCSL’s portfolio is diverse across borrowers and industries (As % of total portfolio at fair value) Portfolio by Industry1 Diversity by Investment Size Top 10 Investments 23% Next 15 Investments 22% Remaining 89 Investments 48% Kemper JV 7% As of December 31, 2020 Note:Numbers may not sum due to rounding. 1 Based on GICS industry classification. Industry % of Portfolio Software 13.9% IT Services 9.8% Pharmaceuticals 6.9% Biotechnology 6.5% Health Care Providers & Services 6.0% Diversified Financial Services 4.2% Chemicals 4.2% Insurance 3.9% Personal Products 3.3% Oil, Gas & Consumable Fuels 3.1% Entertainment 3.0% Real Estate Management & Development 2.7% Remaining 25 Industries 25.2% Kemper JV 7.3% (As % of total portfolio at fair value)

Investment Activity New Investment Highlights (As % of new investment commitments; $ in millions) New Investment Composition ($ in millions) Historical Funded Originations and Exits Note:Numbers rounded to the nearest million or percentage point and may not sum as a result. 1New funded investments includes drawdowns on existing revolver commitments. Includes $103 million of unsettled purchases as of December 31, 2020. 2Investment exits includes proceeds from prepayments, exits, other paydowns and sales. 1 2 $286 million New Investment Commitments $242 million New Investment Fundings1 8.7% Weighted Average Yield on New Debt Commitments 100% Also Held by Other Oaktree Funds $255 million New Investment Commitments in New Portfolio Companies $31 million New Investment Commitments in Existing Portfolio Companies

Investment Activity (continued) ($ in millions) New Investment Commitment Detail Security Type Market Quarter Investment Commitments Number of Deals First Lien Second Lien Unsecured & Other Private Placement Primary (Public) Secondary (Public) Avg. Secondary Purchase Price 2Q2020 $273 39 $210 $21 $42 $141 $58 $75 83% 3Q2020 $261 18 $177 $8 $76 $154 $71 $35 74% 4Q2020 $148 10 $123 $25 $0.5 $90 $57 $2 96% October $112 8 $69 $43 $ - $60 $49 $2 98% November 17 5 14 3 - 2 5 10 92% December 158 8 114 44 - 119 29 10 93% Total 1Q2021 $286 21 $196 $90 $ - $181 $84 $22 93% Note:Numbers may not sum due to rounding, excludes any positions originated, purchased and sold within the same quarter.

8% of Portfolio2 63% of Portfolio2 Note:Numbers may not sum due to rounding. 1Excludes OCSL’s equity investment in First Star Speir Aviation Limited. 2Excludes investments in the Kemper JV. Non-Core Investment Portfolio Detail Non-Core Investment Portfolio Characteristics Private Loans $61 million at fair value in four companies Average debt price: 96.4% Equity Investments1 $55 million at fair value in 21 companies and limited partnership interests in two third-party managed funds Exited a $0.5 million equity investment during the quarter; received $1.0 million of proceeds Aviation $9 million at fair value in one aircraft Received $4 million paydown during the quarter Non-Accruals $0.5 million at fair value in one company Investments in Edmentum, Inc. were repaid during the quarter; received $23 million of proceeds (At fair value; $ in millions) Non-Core Portfolio Composition Non-Core Portfolio Progression $125 Non-Core Portfolio: 86% reduction since September 30, 2017 (At fair value; $ in millions)

Net Asset Value Per Share Bridge Note:Net asset value per share amounts are based on the shares outstanding at each respective quarter end. Net investment income per share, net unrealized appreciation / (depreciation), and net realized gain / (loss) are based on the weighted average number of shares outstanding for the period. 1Excludes reclassifications of net unrealized appreciation / (depreciation) to net realized gains / (losses) as a result of investments exited during the quarter. 1 1

Financial Highlights 1See page 21 for a description of this non-GAAP measure and a reconciliation from net investment income per share to adjusted net investment income per share. 2Net of unamortized financing costs. ($ and number of shares in thousands, except per share amounts) As of 12/31/2020 9/30/2020 6/30/2020 3/31/2020 12/31/2019 GAAP Net Investment Income per Share $0.07 $0.17 $0.12 $0.16 $0.06 Adjusted Net Investment Income per Share1 $0.14 $0.17 $0.12 $0.12 $0.10 Net Realized and Unrealized Gains (Losses), Net of Taxes per Share $0.39 $0.33 $0.73 $(1.33) $0.04 Earnings (Loss) per Share $0.46 $0.50 $0.85 $(1.17) $0.10 Distributions per Share $0.110 $0.105 $0.095 $0.095 $0.095 NAV per Share $6.85 $6.49 $6.09 $5.34 $6.61 Weighted Average Shares Outstanding 140,961 140,961 140,961 140,961 140,961 Investment Portfolio (at Fair Value) $1,712,324 $1,573,851 $1,561,153 $1,392,187 $1,467,627 Cash and Cash Equivalents $24,234 $39,096 $50,728 $89,509 $21,527 Total Assets $1,793,903 $1,640,712 $1,647,567 $1,501,627 $1,516,600 Total Debt Outstanding2 $694,827 $709,315 $761,002 $698,686 $536,468 Net Assets $964,917 $914,879 $859,063 $752,224 $931,082 Total Debt to Equity Ratio 0.73x 0.78x 0.89x 0.94x 0.58x Net Debt to Equity Ratio 0.70x 0.74x 0.83x 0.82x 0.56x Weighted Average Interest Rate on Debt Outstanding 2.7% 2.7% 2.7% 3.1% 4.5%

OAKTREE
OCSL | Specialty Lending Corporation

Portfolio Highlights

($ in thousands; at fair value)	As of 12/31/2020	9/30/2020	6/30/2020	3/31/2020	12/31/2019
Investments at Fair Value	$1,712,324	$1,573,851	$1,561,153	$1,392,187	$1,467,627
Number of Portfolio Companies	115	113	119	128	106
Average Portfolio Company Debt Investment Size	$16,200	$15,800	$14,600	$11,900	$15,300
Asset Class:					
First Lien	60.3%	62.3%	61.3%	62.3%	56.7%
Second Lien	25.4%	21.7%	19.6%	19.7%	22.8%
Unsecured Debt	3.1%	4.2%	7.2%	5.8%	4.8%
Equity	3.8%	4.1%	4.7%	5.5%	6.7%
Limited Partnership Interests	0.1%	0.2%	0.2%	0.2%	0.2%
Kemper JV	7.3%	7.5%	7.0%	6.6%	8.8%
Interest Rate Type for Debt Investments:					
% Floating-Rate	88.8%	88.3%	86.2%	90.6%	90.6%
% Fixed-Rate	11.2%	11.7%	13.8%	9.4%	9.4%
Yields:					
Weighted Average Yield on Debt Investments[1]	8.5%	8.3%	8.1%	8.0%	8.6%
Cash Component of Weighted Average Yield on Debt Investments	7.2%	7.0%	6.9%	6.9%	7.8%
Weighted Average Yield on Total Portfolio Investments[2]	8.0%	7.8%	7.6%	7.5%	7.9%

Note: Numbers may not sum due to rounding.

[1] *Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments, including our share of the return on debt investments in the Kemper JV.*

[2] *Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments and dividend income, including our share of the return on debt investments in the Kemper JV.*

11

Investment Activity ($ in thousands) As of 12/31/2020 9/30/2020 6/30/2020 3/31/2020 12/31/2019 New Investment Commitments $286,300 $148,500 $260,500 $272,900 $134,200 New Funded Investment Activity1 $241,500 $146,300 $198,500 $251,700 $136,200 Proceeds from Prepayments, Exits, Other Paydowns and Sales $160,700 $184,200 $127,800 $154,500 $97,000 Net New Investments2 $80,800 $(37,900) $70,700 $97,200 $39,200 New Investment Commitments in New Portfolio Companies 14 8 10 32 9 New Investment Commitments in Existing Portfolio Companies 7 3 8 8 3 Portfolio Company Exits 12 12 19 10 7 Weighted Average Yield at Cost on New Debt Investment Commitments 8.7% 10.6% 10.5% 7.9% 8.1% 1New funded investment activity includes drawdowns on existing revolver commitments. Includes $103 million of unsettled purchases as of December 31, 2020. 2Net new investments consists of new funded investment activity less proceeds from prepayments, exits, other paydowns and sales.

Capital Structure Overview ($ in millions) (As % of total funding sources) ($ in millions) Funding Sources and Key Highlights Funding Sources by Type Maturity Profile of Liabilities Committed Principal Outstanding Interest Rate Maturity Credit Facility $800 $400 LIBOR+2.00%1 2/25/2024 2025 Notes 300 300 3.500% 2/25/2025 Cash and Cash Equivalents - (24) - - Total $1,100 $676 As of December 31, 2020 Note:Numbers may not sum due to rounding. 1Interest rate spread can increase up to 2.75% depending on the senior coverage ratio and our Obligor’s Net Worth. Target leverage ratio: 0.85x to 1.00x debt to equity Diverse and flexible funding sources with no near-term debt maturities Unsecured debt represented 43% of principal outstanding Next scheduled maturity is in 2024 Expanded total commitments under the credit facility by $100 million to $800 million during the quarter ended December 31, 2020 Investment grade rated by Moody’s and Fitch

Funding and Liquidity Metrics Leverage Utilization Liquidity Rollforward 1Includes unfunded commitments ineligible to be drawn due to certain limitations in credit agreements. 2As of December 31, 2020, we have analyzed cash and cash equivalents, availability under our credit facility, the ability to rotate out of certain assets and amounts of unfunded commitments that could be drawn and believe our liquidity and capital resources are sufficient to take advantage of market opportunities in the current economic climate. 3/31/2020 6/30/2020 9/30/2020 12/31/2020 Credit Facility Committed $700 $700 $700 $800 Credit Facility Drawn (405) (467) (415) (400) Cash and Cash Equivalents 90 51 39 24 Total Liquidity 385 284 324 424 Total Unfunded Commitments (92) (155) (158) (198) Unavailable Unfunded Commitments1 31 79 64 48 Adjusted Liquidity $324 $208 $230 $274 ($ in millions) 3/31/2020 6/30/2020 9/30/2020 12/31/2020 Cash $90 $51 $39 $24 Net Assets $752 $859 $915 $965 Net Leverage 0.82x 0.83x 0.74x 0.70x Total Leverage 0.94x 0.89x 0.78x 0.73x ($ in millions) Ample liquidity to support funding needs2

OAKTREE
OCSL | Specialty Lending Corporation

Joint Venture Summary

OCSL's Joint Venture with Kemper Corporation

- Primarily invests in senior secured loans of middle market companies as well as other corporate debt securities
- Joint venture structure
  - Equity ownership: 87.5% OCSL and 12.5% Kemper
  - Shared voting control: 50% OCSL and 50% Kemper

OCSL's investments in the Kemper JV:

($ in millions; at fair value)	12/31/20	9/30/20	6/30/20	3/31/20
Subordinated Note (L+7.0%)	$96	$96	$96	$92
Subordinated Note % Par	*100%*	*100%*	*100%*	*96%*
87.5% Equity Interest	$29	$21	$14	$0
Total Kemper JV Investment	**$126**	**$117**	**$110**	**$92**

Joint Venture Structure:

($ in millions; at fair value)


Net Assets
OCSL
$125
(87.5%)
Kemper
$18
(12.5%)
Credit Facility
$175
Investment Portfolio
$313
Other Assets[2]
$6

Portfolio Summary

($ in millions; at fair value)

	12/31/20	9/30/20	6/30/20	3/31/20
Total Investments	$313	$299	$291	$300
First Lien	93%	94%	94%	94%
Second Lien & Other	7%	6%	6%	6%
Number of Port. Companies	56	56	53	53
Average Investment Size	$5	$5	$5	$5
Non-Accruals	0.6%	0.4%	0.3%	0.0%
Wt. Avg. Debt Portfolio Yield	5.9%	5.6%	5.6%	5.5%
Leverage Ratio	1.2x	1.3x	1.4x	1.8x

Cash Flows & Distributions

($ in millions)

	12/31/20	9/30/20	6/30/20	3/31/20
Net Investment Income[1]	**$2.9**	**$3.0**	**$2.5**	**$3.7**
Sub. Note Interest Payments by JV Partner:				
OCSL (87.5%)	1.8	1.8	1.9	2.1
Kemper (12.5%)	0.3	0.3	0.3	0.3
Total Interest Payments	**$2.0**	**$2.0**	**$2.2**	**$2.4**
Excess Cash Flow Retained for Reinvestment	**$0.9**	**$1.1**	**$0.3**	**$0.9**

As of December 31, 2020
Note: Numbers may not sum due to rounding.
[1] Excludes interest paid on the joint venture's subordinated notes.
[2] Includes unsettled trades.

15

Opportunities to Increase Return on Equity As of December 31, 2020 1For senior secured loans that have a cost basis above 92.5%. 2Subject to borrowing base and other limitations. We believe OCSL is well-positioned to enhance return on equity 1 Rotate into higher-yielding, proprietary investments Operate within target leverage range of 0.85x-1.00x debt-to-equity Continued optimization of the Kemper JV $113 million at fair value ($114 million par value) of senior secured loans priced at or below LIBOR + 4.50%1 as of December 31, 2020 Opportunistically exited $35 million of lower yielding senior secured loans during the quarter ended December 31, 2020 $268 million of new investment commitments had a weighted average yield of 8.7% during the quarter ended December 31, 2020 0.73x total debt to equity; 0.70x net debt to equity $400 million of undrawn capacity under credit facility2 Would need to utilize approximately $190 million of additional borrowings to reach the mid-point of target leverage range (0.925x) 1.20x total debt to equity, slightly below target revised leverage range of 1.25x to 1.75x $50 million of undrawn capacity on senior revolving credit facility2 2 3

Appendix

Illustrative OCSL-OCSI Merger Consideration Merger Consideration Highlights Illustrative Example1 OCSI OCSL Combined Total NAV $276.4 $964.9 $1,241.3 Shares Outstanding 29.5 141.0 181.3 NAV Per Share $9.38 $6.85 $6.85 Total merger consideration will be based on the NAVs of OCSL and OCSI determined within 48 hours of closing OCSL to acquire 100% of OCSI in a stock-for-stock transaction, with shares to be exchanged on a NAV-for-NAV basis Merger will result in an ownership split of the combined company proportional to each of OCSL’s and OCSI’s respective NAVs At closing, NAV used in determining the exchange ratio will reflect transaction expenses and any tax-related distributions 1Based on NAVs as of December 31, 2020. NAVs do not include the impact of expenses related to the merger or any tax-related distributions. OCSI NAV Per Share $9.38 OCSL NAV Per Share $6.85 Exchange Ratio 1.37 ($ and share amounts in millions, except per share data)

OAKTREE
OCSL | Specialty Lending Corporation

OCSL & OCSI Comparison

Portfolio and Balance Sheet Metrics

(At fair value, $ in thousands)

	OCSL	OCSI	Combined
Portfolio:			
Investments at Fair Value	$1,712,324	$520,996	**$2,233,321**
Top 10 Investments[1] (%)	23%	23%	**20%**
Number of Portfolio Companies	115	78	**143**
First Lien (%)	60%	86%	**66%**
Second Lien (%)	25%	4%	**20%**
Unsecured (%)	3%	-	**2%**
Equity (%)	4%	0.4%	**3%**
Joint Venture Interests (%)	7%	10%	**8%**
Non-Accruals at Fair Value (% of debt portfolio)	0.0%	0.0%[2]	**0.0%[2]**
Debt Investment Overlap[1] ($)	$797,021	$293,020	
Debt Investment Overlap[1] (%)	52%	63%	
Balance Sheet:			
Total Assets	$1,793,903	$552,523	**$2,346,426**
Cash and Cash Equivalents	$24,234	$13,605	**$37,839**
Total Debt Outstanding[3]	$694,827	$252,757	**$947,584**
Net Assets	$964,917	$276,441	**$1,241,358**
Total Debt to Equity Ratio	0.73x	0.91x	**0.77x**
Net Debt to Equity Ratio	0.70x	0.87x	**0.74x**
Unsecured Borrowings[3] (%)	43%	-	**32%**
Weighted Average Interest Rate on Debt Outstanding	2.7%	2.6%	**2.7%**

As of December 31, 2020

1 *Excludes investments in the Kemper JV and OCSI Glick JV LLC (the "Glick JV").*

2 *Excludes OCSI's investment in the Glick JV, which was restructured during the quarter ended March 31, 2020 and placed on non-accrual status. Including the Glick JV, non-accruals represented 10.2% of the debt portfolio at fair value as of December 31, 2020.*

3 *Net of unamortized financing costs.*

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Historical Statement of Operations ($ in thousands, except per share amounts) For the three months ended 12/31/2020 9/30/2020 6/30/2020 3/31/2020 12/31/2019 Interest income $31,633 $37,153 $30,112 $29,898 $28,405 PIK interest income 3,089 2,573 2,183 1,946 1,161 Fee income 3,352 3,571 1,827 2,050 1,071 Dividend income 130 302 281 277 323 Total investment income 38,204 43,599 34,403 34,171 30,960 Base management fee 6,541 6,005 5,988 5,295 5,607 Part I incentive fees 4,149 5,206 3,556 3,444 2,988 Part II incentive fees 9,540 - - (6,608) 1,051 Interest expense 6,095 6,133 6,406 7,215 6,535 Other operating expenses1 1,861 1,710 1,683 1,984 1,743 Total expenses 28,186 19,054 17,633 11,330 17,924 Reversal of fees waived - - - - 5,200 Net expenses 28,186 19,054 17,633 11,330 23,124 GAAP net investment income 10,018 24,545 16,770 22,841 7,836 Net realized and unrealized gains (losses) 55,771 45,915 103,393 (188,308) 6,167 Provision for income tax (expense) benefit (245) 157 68 1,705 (160) Net increase/decrease in net assets resulting from operations $65,544 $70,617 $120,231 $(165,467) $13,843 Adjusted net investment income2 $19,558 $24,545 $16,770 $16,233 $14,087 1Includes professional fees, directors fees, administrator expenses and general and administrative expenses. 2See page 21 for a description of this non-GAAP measure and a reconciliation from net investment income to adjusted net investment income.

Reconciliation of Adjusted Net Investment Income ($ in thousands, except per share amounts) As of 12/31/2020 9/30/2020 6/30/2020 3/31/2020 12/31/2019 GAAP net investment income $10,018 $24,545 $16,770 $22,841 $7,836 Part II incentive fee (net of waivers) 9,540 - - (6,608) 6,251 Adjusted net investment income $19,558 $24,545 $16,770 $16,233 $14,087 Per share: GAAP net investment income $0.07 $0.17 $0.12 $0.16 $0.06 Part II incentive fee (net of waivers) 0.07 - - (0.05) 0.04 Adjusted net investment income $0.14 $0.17 $0.12 $0.12 $0.10 Notes: On a supplemental basis, the Company is disclosing adjusted net investment income and per share adjusted net investment income, each of which is a financial measure that is calculated and presented on a basis of methodology other than in accordance with U.S. GAAP (“non-GAAP”). Adjusted net investment income represents net investment income, excluding capital gains incentive fees ("Part II incentive fee"). The Company's management uses this non-GAAP financial measure internally to analyze and evaluate financial results and performance and believes that this non-GAAP financial measure is useful to investors as an additional tool to evaluate ongoing results and trends for the Company without giving effect to capital gains incentive fees. The Company’s investment advisory agreement provides that a capital gains-based incentive fee is determined and paid annually with respect to realized capital gains (but not unrealized capital appreciation) to the extent such realized capital gains exceed realized capital losses and unrealized capital depreciation on a cumulative basis. Refer to Note 11 – Related Party Transactions in our Quarterly Report on Form 10-Q for further discussion. The Company believes that adjusted net investment income is a useful performance measure because it reflects the net investment income produced on the Company's investments during a period without giving effect to any changes in the value of such investments and any related capital gains incentive fees between periods. The presentation of adjusted net investment income is not intended to be a substitute for financial results prepared in accordance with GAAP and should not be considered in isolation. Numbers may not sum due to rounding.

Contact: Michael Mosticchio, Investor Relations ocsl-ir@oaktreecapital.com